SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Hawk Ridge Capital Management, L.P.

12121 Wilshire Blvd. Suite 900

Los Angeles CA 90025

Attention: David Bradley

(310) 594-7350

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Hawk Ridge Master Fund, LP, Hawk Ridge Management, LLC, Hawk Ridge Capital Management, L.P., Hawk Ridge Capital Management GP LLC and Mr. David G. Brown (collectively, the “Reporting Persons”) on October 27, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On November 2, 2020, the Equity Commitment Parties entered into the Second Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Second A&R Coordination Agreement”), by and among the Equity Commitment Parties, Honeywell and the Consenting Noteholders (as defined therein), in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company. The Second A&R Coordination Agreement amended and restated the A&R Coordination Agreement, entered into by the Equity Commitment Parties and Honeywell on October 20, 2020, to provide that the Consenting Noteholders will receive payment in full in cash of (1) all outstanding principal and accrued and unpaid interest under the 5.125% senior secured notes (the “Senior Notes”) at the contractual non-default rate plus (2) $15 million on account of claims arising under, derived from, or based on the applicable premium (as defined in the relevant indenture). The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the Second A&R Coordination Agreement, or at all. The foregoing description of the Second A&R Coordination Agreement is qualified in its entirety by the terms and conditions of Second A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 1, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 54.2% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Second Amended and Restated Coordination Agreement, dated November 2, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.’s Amendment No. 3 to Schedule 13D filed on November 3, 2020).

CUSIP No. 366505105

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

Hawk Ridge Master Fund, L.P.

By:	Hawk Ridge Management, LLC its General Partner

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Management, LLC

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management GP, LLC

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management, L.P.

By:	Hawk Ridge Capital Management GP, LLC its General Partner

By:	/s/ David Bradley
	Name:	David Bradley, COO, CFO, CCO

/s/ David Brown
Name: David Brown